Exhibit 99.2

ParcelPal Announces Expanded Services with Large Meal Kit Delivery Company

Vancouver, British Columbia – September 9, 2021 – ParcelPal Logistics Inc. (the “Company” or “ParcelPal”), (OTC:PTNYF) (CSE:PKG) (FSE:PT0) is pleased to announce that as part of the Company’s broader plan to continue to diversify its customer base and execute on additional profitable business engagements, it has expanded its services with an existing large meal kit delivery company, for which we already provide same-day delivery courier services in Vancouver and Calgary.

Under the expanded service offering, ParcelPal will be using electric refrigerated cargo vans to deliver meal kits from our client's facility to their end customers.  As this scales, we intend to expand this service to include white glove same-day grocery delivery, placing an even greater emphasis on the customer experience.  CEO Rich Wheeless stated, “We pride ourselves on the customer experience, so to be able to expand with one of our larger customers in the meal kit delivery space gives us an additional opportunity to showcase one of our competitive advantages.  While we continue to sign additional new customers and expand with our existing customers in Canada, we will also focus heavily on our expansion and subsequent growth in the United States as additional new customer and acquisition opportunities arise, all in an effort to create additional value for our shareholders.”

The Company looks forward to providing additional material updates as they occur.

About ParcelPal Logistics Inc.

ParcelPal is a Vancouver, British Columbia based company that specializes in last-mile delivery service and logistics solutions.  We are a customer-driven, courier and logistics company connecting people and businesses through our network of couriers in cities including Vancouver, Calgary, Toronto and soon in other major cities Canada-wide.  Some of our verticals include pharmacy & health, meal kit deliveries, retail, groceries and more.

ParcelPal Website: www.parcelpal.com

Neither the Canadian Securities Exchange (“CSE”), the Securities and Exchange Commission nor any other securities regulatory authority has reviewed and do not accept responsibility for the adequacy or accuracy of this news release that has been prepared by management.

OTC – Symbol: PTNYF
CSE – Symbol: PKG
FSE – Symbol: PT0

Contact: re: Investor Inquiries - info@parcelpal.com

Forward Looking Information

This news release contains forward looking statements relating to the Proposed Transaction, and the future potential of ParcelPal.  Forward looking statements are often identified by terms such as "will", "may", "should", “intends”, "anticipates", "expects", “plans” and similar expressions.  All statements other than statements of historical fact, included in this release are forward looking statements that involve risks and uncertainties.  These risks and uncertainties include, without limitation, the risk that the Proposed Transaction will not be completed due to, among other things, failure to execute definitive documentation, failure to complete satisfactory due diligence, failure to receive the approval of the CSE and the risk that ParcelPal will not be successful due to, among other things, general risks relating to the mobile application industry, failure of ParcelPal to gain market acceptance and potential challenges to the intellectual property utilized in ParcelPal.  There can be no assurance that any forward looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The Company cannot guarantee that any forward looking statement will materialize and the reader is cautioned not to place undue reliance on any forward looking information.  Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.  Forward looking statements contained in this news release are expressly qualified by this cautionary statement.  The forward looking statements contained in this news release are made as of the date of this news release and the Company will only update or revise publicly any of the included forward looking statements as expressly required by Canadian securities laws.